Exhibit 4.5

CACI INTERNATIONAL INC

MANAGEMENT STOCK PURCHASE PLAN

I.	INTRODUCTION

The purpose of the CACI International Inc Management Stock Purchase Plan (the “Plan”) is to provide an opportunity for selected management employees of CACI International Inc (the “Company”) and its subsidiaries to acquire an equity interest in the Company at a discount. Participants in the Plan may elect to receive restricted stock units (“RSUs”) in lieu of up to thirty percent (30%) of their annual incentive bonus. Each RSU represents the right to receive one share of the Company’s Class A Common Stock (the “Stock”) upon the terms and conditions stated herein. RSUs are granted at a discount of 15% from the fair market value of the Stock on the date of grant. So long as the Participant remains employed by the Company for at least three years after the Award Date (as hereinafter defined), his or her RSUs will be settled in shares of Stock following a period of deferral selected by the Participant, or upon termination of employment, if earlier.

II.	ADMINISTRATION

The Plan shall be administered by the Compensation Committee of the Board of Directors of the Company (the “Committee”). Each member of the Committee shall be a “disinterested person” within the meaning of Rule 16b-3(c)(2)(i) promulgated under the Securities Exchange Act of 1934, as amended (the “Act”). The Committee shall have complete discretion and authority with respect to the Plan and its application, except as expressly limited herein. Determination by the Committee shall be final and binding on all parties with respect to all matters relating to the Plan.

III.	ELIGIBILITY

U.S.-based employees of the Company and its subsidiaries who hold the position of Executive Vice President and above shall be eligible to participate in the Plan.

IV.	PARTICIPATION

A.	Restricted Stock Units. Participation in the Plan shall be based on the award of RSUs. Each RSU awarded to a Participant shall be credited to a bookkeeping account established and maintained for that Participant.

B.

Valuation of RSUs; Fair Market Value of Stock. The value of each RSU, for purposes of the Plan, shall be determined as follows: The “Cost” of each RSU shall be equal to 85% of the fair market value of the Stock on the date the RSU is awarded. The “Value” of each RSU shall be equal to its Cost plus simple interest per annum on such amount at the one-year U.S. Treasury Bill rate (as published in The Wall Street Journal) in effect on the Award Date and each anniversary thereof. For all purposes of the Plan, the “fair market value of the Stock” on any given date shall mean the last reported sale price at which Stock is traded on such date or, if no Stock is traded on such date, the most recent date on which Stock was traded, as reflected on the New York Stock Exchange, NASDAQ or other national exchange on which the Stock is traded.

C.	Election to Participate. Prior to June 30 of each year, each Participant may voluntarily elect to receive an award of RSUs equal to a maximum of 30% of his or her annual bonus for that year by completing a Bonus Deferral and RSU Subscription Agreement (“Subscription Agreement”). Such election may be expressed as either (1) a specified percentage of the Participant’s actual bonus amount; (2) the lesser of a specified percentage or a specified dollar amount of the Participant’s actual bonus amount; or (3) a specified dollar amount, up to 30% of the Participant’s targeted maximum bonus. Any dollar amount specified must be at least $500; and any percentage specified must be at least 3% and not more than 30%. The amount specified pursuant to methods (1) and (2) is entirely contingent on the amount of bonus actually awarded. Where the Participant specifies a fixed dollar amount pursuant to method (3), however, the Subscription Agreement shall provide that, if the specified dollar amount exceeds 30% of the actual bonus amount awarded, the Company shall reduce the dollar amount to not more than 30% of the total annual bonus amount received. Each Subscription Agreement, in addition, shall specify a deferral period for the RSUs to which it pertains. The deferral period shall be expressed as a number of whole years, not less than three, beginning on the award date. Subscription Agreements must be received by the Company (ATTN: Director of Business Operations) no later than June 30 of the fiscal year for which such bonus amount will be determined.

D.	Award of RSUs. Once each year, on the date that annual incentive bonuses are paid or would otherwise be paid (the “Award Date”), the Company shall award RSUs to each Participant as follows: Each Participant’s account shall be credited with a whole number of RSUs determined by dividing the amount (expressed in dollars) that is determined under his or her Subscription Agreement by the Cost of each RSU awarded on such date. No fractional RSU will be credited, and the amount equivalent in value to the fractional RSU will be paid out to the Participant currently in cash.

V.	VESTING AND SETTLEMENT OF RSUs

A.	Vesting. A Participant shall be fully vested in each RSU thirty-six (36) months after the date such RSU was awarded provided that the Participant has remained employed by the Company for the entire 36-month period. Notwithstanding the foregoing, in the event that a Participant dies or becomes permanently disabled before the end of the 36-month period after the Award Date of any RSU, but while still employed by the Company, the Participant shall become fully vested in all his or her RSUs at that time. In addition, in the event that a Participant ceases to be employed following a change in control (as defined in the Participant’s Subscription Agreement) before the end of the 36-month period after the Award Date of any RSU, the Participant shall become fully vested in all RSUs.

B.	Settlement After Vesting. With respect to each vested RSU, the Company shall issue to the Participant one share of Stock at the end of the deferral period specified in the Participant’s Subscription Agreement pertaining to such RSU, or upon the Participant’s termination of employment or the termination of the Plan, if sooner.

C.	Settlement Prior to Vesting.

1.	Voluntary Termination. If a Participant voluntarily terminates his or her employment with the Company (for reasons other than death or permanent disability or following a change in control), the Participant’s nonvested RSUs shall be canceled and he or she shall receive a cash payment equal to the lesser of (a) the Value of such RSUs or (b) an amount equal to the number of such RSUs multiplied by the fair market value of the Stock on the date of the Participant’s termination of employment.

2.	Involuntary Termination. If a Participant’s employment is terminated by the Company (other than following a change in control), the Participant’s nonvested RSUs shall be canceled and he or she shall receive payment as follows: The number of nonvested RSUs awarded on each Award Date shall be multiplied by a fraction, the numerator of which is the number of full months that the Participant was employed by the Company after each such Award Date and the denominator of which is 36; the Participant shall receive the resulting number of such RSUs in shares of Stock. With respect to the Participant’s remaining nonvested RSUs, the Participant shall receive cash in an amount equal to the lesser of (a) the Value of such RSUs or (b) an amount equal to the number of such RSUs multiplied by the fair market value of the Stock on the date of the Participant’s termination of employment.

3.	Committee’s Discretion. The Committee shall have complete discretion to determine the circumstances of a Participant’s termination of employment, including whether the same results from voluntary termination, permanent disability or termination by the Company, and the Committee’s determination shall be final and binding on all parties and not subject to review or challenge by any Participant or other person.

D.	Method of Settlement. Shares of stock to be issued by the Company upon settlement of vested RSUs shall be purchased by the Company on the open market and, subject to the requirements of Section B of Article IX, immediately thereafter issued for the benefit of the Participant.

VI.	DESIGNATION OF BENEFICIARY

A Participant may designate one or more beneficiaries to receive payments or shares of Stock in the event of his/her death. A designation of beneficiary shall apply to a specified percentage of a Participant’s entire interest in the Plan. Such designation, or any change therein, must be in writing and shall be effective upon receipt by the Company (attn: Director of Business Operations). If there is no effective designation of beneficiary, or if no beneficiary survives the Participant, the Participant’s estate shall be deemed to be the beneficiary.

VII.	SHARES AVAILABLE; MAXIMUM NUMBER OF RSUs; ADJUSTMENTS

A.	Shares Issuable. The aggregate maximum number of shares of Stock available for issuance under the Plan shall be 300,000. For purposes of this limitation, the shares of Stock underlying any RSUs that are canceled shall be added back to the shares of Stock available for issuance under the Plan.

B.	Adjustments. In the event of a stock dividend, stock split or similar change in capitalization affecting the Stock, the Committee shall make appropriate adjustments in (i) the number and kind of shares of Stock or securities with respect to which RSUs shall thereafter be granted; (ii) the number of and kind of shares remaining subject to outstanding RSUs; (iii) the number of RSUs credited to each Participant’s account; and (iv) the method of determining the value of RSUs. In the event of any proposed merger, consolidation, sale, dissolution or liquidation of the Company, all non-vested RSUs shall become fully vested upon the effective date of such merger, consolidation, sale dissolution or liquidation and the Committee in its sole discretion may, as to any outstanding RSUs, make such substitution or adjustment in the aggregate number of shares available for issuance under the Plan and the number of shares subject to such RSUs as it may determine on an equitable basis and as may be permitted by the terms of such transaction, or terminate such RSUs upon such terms and conditions as it shall provide. In the case of the termination of any vested RSU, the Committee shall provide payment or other consideration that the Committee deems equitable in the circumstances.

VIII.	AMENDMENT OR TERMINATION OF PLAN

The Company reserves the right to amend or terminate the Plan at any time, by action of its Board of Directors, provided that no such action shall adversely affect a Participant’s rights under the Plan with respect to RSUs awarded and vested before the date of such action, and provided further, that Plan amendments shall be subject to approval by the Company’s shareholders to the extent required by the Act to ensure that awards are exempt under Rule 16b-3 promulgated under the Act.

IX.	MISCELLANEOUS PROVISIONS

A.	No Distribution; Compliance with Legal Requirements. The Committee may require each person acquiring shares of Stock under the Plan to represent to and agree with the Company in writing that such person is acquiring the shares without a view to distribution thereof. No shares of Stock shall be issued until all applicable securities law and other legal and stock exchange requirements have been satisfied. The Committee may require the placing of such stop-orders and restrictive legends on certificates for Stock as it deems appropriate.

B.

Withholding. Participation in the Plan is subject to any required tax withholding on wages or other income of the Participant in connection with the Plan. Each Participant agrees, by entering the Plan, that the Company shall have the right to deduct any such taxes, in its sole discretion, from any amount payable to the Participant under the Plan or from any payment of any kind otherwise due to the Participant. Participants who wish to avoid the withholding of shares of Stock otherwise issuable to them under the Plan should arrange with the Company to pay the amount of taxes required to be withheld in advance of the settlement date.

C.	Notices; Delivery of Stock Certificates. Any notice required or permitted to be given by the Company or the Committee pursuant to the Plan shall be deemed given when personally delivered or deposited in the United States mail, registered or certified, postage prepaid, addressed to the Participant at the last address shown for the Participant on the records of the Company. Delivery of stock certificates to persons entitled to receive them under the Plan shall be deemed effected for all purposes when the Company or a share transfer agent of the Company shall have deposited such certificates in the United States mail, addressed to such person at his/her last known address on file with the Company.

D.	Nontransferability of Rights. During a Participant’ lifetime, any payment or issuance of shares under the Plan shall be made only to him/her. No RSU or other interest under the Plan shall be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance or charge, and any attempt by a Participant or any beneficiary under the Plan to do so shall be void. No interest under the Plan shall in any manner be liable for or subject to the debts, contracts, liabilities, engagements or torts of a Participant or beneficiary entitled thereto.

E.	Company’s Obligations To Be Unfunded and Unsecured. The Plan shall at all times be entirely unfunded, and no provision shall at any time be made with respect to segregating assets of the Company (including Stock) for payment of any amounts or issuance of any shares of Stock hereunder. No Participant or other person shall have any interest in any particular assets of the Company (including Stock) by reason of the right to receive payment under the Plan, and any Participant or other person shall have only the rights of a general unsecured creditor of the Company with respect to any rights under the Plan.

F.	Governing Law. The terms of the Plan shall be governed, construed, administered and regulated in accordance with the laws of the State of Delaware. In the event any provision of this Plan shall be determined to be illegal or invalid for any reason, the other provisions shall continue in full force and effect as if such illegal or invalid provision had never been included herein.

G.	Effective Date of Plan. The Plan shall become effective as of the date of its approval by the holders of a majority of the shares of the Company’s Class A Common Stock, voting as a single class, present or represented and entitled to vote at a meeting of the shareholders.